February 28, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Aberdeen Investment Funds (“Registrant”) Post-Effective Amendment No. 78 to the Registration Statement Filed on December 20, 2018 Securities Act File No. 0001193125-18-354632; Investment Company Act File No. 811-06652

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the Staff provided in a telephone conversation with the undersigned on February 5, 2019.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for each series of Aberdeen Investment Funds (collectively, the “Funds”).  For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.  Unless otherwise stated, comments generally apply to all series of Aberdeen Investment Funds.

In responding to the comments, where it is necessary to make changes to the Registrant’s registration statement, such changes will be made in a post-effective amendment(s) filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, (the “1933 Act”) prior to the date of effectiveness of the registration statement.

1.                                      Comment — With respect to footnote 1 in the “Fees and Expenses of the Fund” table for both Aberdeen Select International Equity Fund (“International Equity Fund”) and Aberdeen Select International Equity Fund II (to be renamed “Aberdeen Global Equity Impact Fund” effective on or about February 28, 2019)(“Global Impact Fund”), there appears to be too much information for the summary section. We would not object to one to two sentences to explain the uncertainty surrounding the tax liability in the footnote and a longer explanation in the prospectus somewhere following the summary section.

Response — Registrant has incorporated changes in response to this comment.

2.                                      Comment — The sentence “[Please see the Performance section for additional details on the impact of the receipt of the Article 63 EU Tax Reclaims.]” right under the “Fees and

Expenses of the Fund” table for both International Equity Fund and Global Impact Fund should be removed from the summary section.

Response — The sentence has been removed.

3.                                      Comment — The bracketed information regarding the EU tax reclaims under the expense “Example” for both International Equity Fund and Global Impact Fund has too much information for the summary section.  It could, however, be mentioned in the above referenced footnote one to the “Fees and Expenses of the Fund” tables in both Funds’ summary sections that the numbers reported in the “Example” are also affected by the taxes that will be paid on the EU tax reclaim recoveries.

Response — The bracketed information has been removed from the International Equity and Global Impact Funds’ summary sections.

4.                                      Comment — With respect to each of the Funds, if a Fund currently holds significant amounts in a particular sector, please identify that sector and disclose the related risks.

Response — None of the Funds currently hold a significant amount of assets in a particular sector.

5.                                      Comment — For any Fund that has the statement “If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and, if necessary, will change the name of the [ ] Fund”, please move such statement out of the summary section.

Response  — This language has been moved from each Fund’s summary section.

6.                                      Comment — Consider whether the “Impact of Large Redemptions and Purchases of Fund Shares” is really a principal risk for each Fund.

Response — This language has been removed as a principal risk from two of the four Funds.

7.                                      Comment — There is currently too much information under “Performance” relating to the EU tax reclaim recoveries for the summary sections of the International Equity Fund and Global Impact Fund. This disclosure should be reduced to one or two sentences.

Response —  The language has been shortened.

8.                                      Comment —  Under “Interest Rate Risk” disclosed in the Aberdeen Total Return Bond Fund’s “Principal Risks” section, provide an example showing the effect of a 1% interest increase on a security with a six year duration because the index utilized has a duration of approximately six years.

Response —  The example is included.

9.                                      Comment — With respect to the Aberdeen Total Return Bond Fund, there is “Derivatives Risk (including Options, Futures and Swaps)” listed in the “Principal Risks” section, but no related disclosure in the “Principal Strategies” section.

Response —  Disclosure has been added to the “Principal Strategies” section.

10.                               Comment —  In the Section of the SAI titled “Use of Segregated and Other Special Accounts,” the Registrant states the following:

“For example, a call option written by a Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate cash or liquid assets sufficient to purchase and deliver the securities if the call is exercised. A call option sold by a Fund on an index will require the Fund to own portfolio securities which correlate with the index or to segregate cash or liquid assets equal to the excess of the index value over the exercise price on a current basis. A put option written by a Fund requires the Fund to segregate cash or liquid assets equal to the exercise price.”

Please see Dreyfus Strategic Investing, SEC No-Action Letter (pub. Avail. June 22, 1987) (the “Dreyfus Letter”), and in particular the guidance therein relating to writing of call options on a security or index. Conform or revise the SAI disclosure for consistency with the Staff position taken in the Dreyfus Letter.

Response —  The Registrant will revise the relevant section of the SAI disclosure to read as follows:

“For example, a call option written by a Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate cash or liquid assets sufficient to purchase and deliver the securities if the call is exercised. A call option sold by a Fund on an index will require the Fund to maintain assets determined to be liquid in accordance with the Fund’s procedures in an amount equal to the value of the underlying index (as represented by a portfolio of securities substantially replicating the movement of the index). A put option written by a Fund requires the Fund to segregate cash or liquid assets equal to the exercise price.”

11.                               Comment —  In the Section of the SAI titled “Use of Segregated and Other Special Accounts,” the Registrant states the following:

“OTC options entered into by a Fund, including those on securities, currency, financial instruments or indices and OCC-issued and exchange listed index options, will generally provide for cash settlement. As a result, when a Fund sells these instruments it will only segregate an amount of cash or liquid assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount. These amounts will equal 100% of the exercise price in the case of a non cash-settled put, the same as an OCC guaranteed listed option sold by a Fund, or the in-the-money amount plus any sell-back formula amount in the case of a cash-settled put or call. In addition, when a Fund sells a call option on an index at a time when the in-the-money amount exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess.”

Please revise or explain why the Fund is able to segregate only an amount equal to the net obligations for cash settled options rather than amounts equal to the full amount of the options.

Response —  The Registrant and its investment adviser, Aberdeen Standard Investments, Inc. (“ASII”) respectfully disagree with the Staff’s Comment and seemingly inconsistent position that Section 18 of the 1940 Act allows for segregation or “earmarking” of liquid assets equal to a fund’s daily marked-to-market net obligations for certain types of derivative instruments that require cash settlement and not others. Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and subsequent SEC staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18 provided a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transaction. In the case of derivative instruments that are required to cash settle, whether they be futures, forwards, swaps, options or other instruments, a Fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market obligations. Segregation of the derivative’s full notional value in these circumstances represents a form of overcollateralization that unduly restricts the Fund and its investment operations, and deviates from the spirit and intent of Release 10666 and its progeny. The Registrant believes that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds  as described in their registration statements.

The SEC and the Staff have expressed the view that segregation of marked-to-market net obligations is permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts,(1) but apparently not others, including written credit default swaps, written total return swaps and written options. These positions appear to have been expressed primarily through comments provided by the SEC staff in recent inspections and registration statement filings, rather than from any affirmative statement in a statute, rule, SEC release or Staff no-action letter. The Registrant believes that subjecting it to recent, informal positions of the SEC staff through the registration statement review process places the Funds at a competitive disadvantage to other funds in the industry, and sees no sound basis for the Staff’s position, as there is no practical difference between a Fund’s potential

(1)  See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015) (“Proposed Rule 18f-4”), at footnote 57 and accompanying text, available at https://www.sec.gov/rules/proposed/2015/ic-31933.pdf  (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

obligation under a forward or future that is required to cash settle and other types of derivatives that are required to cash settle.

On December 28, 2015, the Commission proposed rules that would address investment company use of derivatives and leverage,(2) which addressed asset segregation to cover potential obligations incurred through use of derivatives.  The Commission never finalized these rules.  In the fall of 2018, the Commission published a notice that a rule concerning “Use of Derivatives by Registered Investment Companies and Business Development Companies” was in the Proposed Rule Stage.(3)  The notice stated that the Division of Investment Management is “considering recommending that the Commission re-propose a new rule designed to enhance the regulation of the use of derivatives by registered investment companies, including mutual funds, exchange-traded funds, closed-end funds and business development companies.”(4) The Registrant undertakes to comply with whatever standards the Commission establishes by rule.

12.                               Comment —  Please confirm that the Funds look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining compliance with their concentration policies.

Response —  The Funds currently have no investments in private activity municipal debt securities. To the extent that the Funds invest in private activity municipal debt securities in the future, they confirm that they would comply with the SEC’s guidance with respect to application of the industry of these securities for the purposes of the Funds’ concentration policies.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Jennifer Rogers
Jennifer Rogers

cc:                                Jay Baris, Shearman & Sterling LLP

(2)  Proposed Rule 18f-4, note 2, supra.

(3)  See Fall 2018 Unified Agenda, available at https://www.reginfo.gov/public/do/eAgendaMain?operation=OPERATION_GET_AGENCY_RULE_LIST&currentPub=true&agencyCode=&showStage=active&agencyCd=3235

(4)  See, https://www.reginfo.gov/public/do/eAgendaViewRule?pubId=201810&RIN=3235-AL60